Asia Pacific Wire & Cable Corporation Announces USD 87 Million in New Supply Contracts

TAIPEI, Taiwan, March 21, 2012 (Globe Newswire) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in selected Asia-Pacific markets, today announced that the Company has been awarded several new supply contracts in Singapore valued at approximately $87 million.

A total of three new supply contracts have been awarded to Sigma Cable, one of APWC’s Singapore subsidiaries, by Singapore Power, one of the leading energy utility companies in Singapore. These contracts are for the supply of low and medium voltage cables and a separate turnkey supply project which Sigma has successfully been awarded.

Delivery is expected to occur between September 2012 and August 2014 and is primarily for the upgrading and improvement of Singapore’s electrical power network and infrastructure. APWC was awarded these important contracts due to the quality and reliability of its wire and cable products, its ability to meet the specifications and timing of each project, and its experience in supplying products for the electric-power industries in a variety of Asia-Pacific markets.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia.  The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC").  The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers.  For more information on the Company, visit http://www.apwcc.com.  Information on the Company's Web site or any other Web site does not constitute a portion of this release.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies.  These forward looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions.  Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov).  All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws.  The Company does not assume a duty to update these forward-looking statements.

Company Contact:	Investor Relations Contact:

Asia Pacific Wire & Cable Corporation Limited	MZ Group
Mr. Frank Tseng, CFO	Mr. Scott Powell, Senior Vice President
Phone: +886-2-2712-2558 ext. 66	Phone: +1-212-301-7130
E-mail: frank.tseng@apwcc.com	E-mail: scott.powell@mzgroup.us
www.apwcc.com	www.mz-ir.com